UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SJW GROUP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

784305104

(CUSIP Number)

February 1, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784305104

1	Name of Reporting Persons Melinda C. Moss

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,551,379 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 2,551,379 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,551,379 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.4%

12	Type of Reporting Person IN

____________________

(1) Includes 2,137,868 shares of Common Stock as trustee of the Bypass Trusts (defined below), 580 shares of Common Stock held in an individual retirement account, and 412,931 shares of Common Stock held by the reporting person as trustee of a revocable living trust for her benefit (the “Melinda Moss Trust”).

2

CUSIP No. 784305104

Item 1.
	Item 1(a)		Name of Issuer: SJW GROUP (the “Company”)
	Item 1(b)		Address of Issuer’s Principal Executive Offices: 110 W. Taylor Street San Jose, California 95110

Item 2.
	Item 2(a)		Name of Person Filing: Melinda C. Moss
	Item 2(b)		Address or Principal Business Office or, if none, Residence: 5239 East Palo Verde Place; Paradise Valley, Arizona 85253
	Item 2(c)		Citizenship: The reporting person is a citizen of the United States of America.
	Item 2(d)		Title of Class of Securities: Common Stock
	Item 2(e)		CUSIP No.: 784305104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

3

CUSIP No. 784305104

Item 4.	Ownership.

	Item 4(a)	Amount beneficially owned: 2,551,379 (the “Reported Shares”)

A portion of the Reported Shares is held by (i) the Nonexempt Bypass Trust created under the Roscoe Moss, Jr. Revocable Trust dated March 24, 1982, as amended and restated (the “Nonexempt Trust”), and (ii) the Exempt Bypass Trust created under the Roscoe Moss, Jr. Revocable Trust dated March 24, 1982, as amended and restated (the “Exempt Trust” and together with the Nonexempt Trust, the “Bypass Trusts”). The Nonexempt Trust holds 1,937,226 shares of Common Stock and the Exempt Trust holds 200,642 shares of Common Stock. The reporting person is the sole trustee of the Bypass Trusts and, as such, may be deemed beneficial owner of the Reported Shares.

The remaining Reported Shares are held as follows: (i) 580 shares of Common Stock held in an individual retirement account, and (ii) 412,931 shares of Common Stock held by the reporting person as trustee of the Melinda Moss Trust.

	Item 4(b)	Percent of class: 8.4%

The calculation of the percent of class is based on 30,319,317 shares of Common Stock outstanding as reported in the issuer’s Form 10-Q filed with the Commission on October 28, 2022.

	Item 4(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 2,551,379

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 2,551,379

		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

4

CUSIP No. 784305104

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Each of the Bypass Trusts has the right to receive dividends from, and proceeds from the sale of, the shares of the Common Stock held by the Bypass Trusts. The reporting person and her family members are the beneficiaries of the Bypass Trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of a Group.
Not applicable.

Item 10.	Certifications.
Item 10(a) Item 10(b) Item 10(c)

Not applicable.

Not applicable.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023	/s/ Melinda C. Moss
Melinda C. Moss, individually and in her capacity as the sole trustee of The Bypass Trusts and the Melinda Moss Trust

5